Exhibit 99.1

Advanced Proteome Therapeutics Corporation to Terminate SEC Reporting Obligations

Advanced Proteome Therapeutics Corporation (the “Company”) today announced that it intends to file a Form 15F with the Securities and Exchange Commission to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (“Exchange Act”).  Upon filing Form 15F the Company’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing.

The Company intends to maintain the listing of its common shares on the TSX Venture Exchange in Canada.

Alexander (Allen) Krantz, President and Chief Executive Officer of the Company, said “Given the relatively low number of our U.S. resident shareholders and trading volume in the U.S. of our shares, we believe that from a cost and administrative perspective it is no longer appropriate for the Company to continue with the reporting obligations under the Exchange Act.”

The Company remains committed to its U.S. shareholders, who will have access to all of its public filings, including its financial information and shareholder communications, via the Company’s website (www.advancedproteome.com).  The Company is a reporting issuer in the province of British Columbia and files its public documents in Canada on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

About Advanced Proteome Therapeutics Corporation

Advanced Proteome Therapeutics Inc. features a technology focused on the redevelopment and rapid commercialization of protein therapeutics and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine.  The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets.

The forward-looking statements contained in this news release involve risks and uncertainties, and are subject to change based on various important factors including timely development and acceptance of new products, gaining product approval, successful entry into new markets, changes in financing conditions, and changes in FDA regulations.

For further information about the Company, contact Encompass Communications Inc. at 604.630.0770 or toll free at 877 566 6592.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.